May 24, 2006

VIA HAND DELIVERY AND EDGAR

Jennifer R. Hardy

Legal Branch Chief

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	USG Corporation
Amendment Number One to Registration Statement on Form S-1
Filed April 14, 2006
File No. 333-132203
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 14, 2006
File No. 1-08864

Dear Ms. Hardy:

USG Corporation (the “Company”) today filed by EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in your letter dated May 11, 2006, with respect to the Amendment No. 1 to Registration Statement on Form S-1 filed on April 14, 2006 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on February 14, 2006 (the “Annual Report”). Capitalized terms used in this letter without definition have the meanings specified in the Registration Statement or the Annual Report, as the context requires. Please note that page references in the Staff’s original comment letter have changed due to the revisions made in response to the Staff’s comments. Accordingly, page references contained in the responses below to comments on the Registration Statement are to the enclosed marked copies of the Registration Statement. For your convenience, we have repeated below in bold and italics the Staff’s comments immediately prior to the responses of the Company.

Form S-1

General

1.	We note your response to comment 17 of our letter dated March 29, 2006. Please allow a reasonable time for our review of the legal opinion prior to requesting acceleration.

The Company has filed an opinion from Jones Day as Exhibit 5.1 to the Registration Statement in which such counsel opines that the rights to be issued pursuant to the Registration Statement will be binding obligations of the Company and consents to being named in the prospectus.

USG Corporation

May 24, 2006

2.	Please disclose the information regarding the rights that were issued to Berkshire Hathaway set forth in the second paragraph of your response to comment 4.

Please note that the only rights to be distributed to Berkshire Hathaway are the rights that will be distributed pro rata to all of our stockholders on the record date of the rights offering. In addition, the Company has additional contractual arrangements with Berkshire Hathaway as described under “Certain Relationships and Related Party Transactions” on pages 34 through 38. In response to the Staff’s comment, we have amended footnote 1 on the cover page of the prospectus to make it clear that the rights to be granted to Berkshire Hathaway are included in the rights offering described in the Registration Statement, except that Berkshire Hathaway’s rights were offered in a private placement.

Questions and Answers, page 1

What are the U.S. federal income tax consequences…, page 5

3.	Please state that this information is counsel’s opinion and identify counsel here and on pages 13 and 31.

In response to the Staff’s comments, the Company has revised the disclosure on pages 6, 14 and 33.

Prospectus Summary, page 7

4.	We note that you have entered into a proposed first amendment joint plan with the Bankruptcy Court on April 5, 2006. Tell us what terms were changed as a result of this amendment, including any changes to the trust or payments to be made to the trust.

On April 5, 2006, the USG Debtors filed the First Amended Joint Plan of Reorganization of USG Corporation and Its Debtor Subsidiaries (Docket No. 10810) (the “First Amended Plan”) with the Bankruptcy Court. The First Amended Plan contains only minor modifications to the Plan of Reorganization of USG Corporation and Its Debtor Subsidiaries filed on March 27, 2006 (Docket No. 10709) (the “Original Plan”). A blackline of the First Amended Plan indicating all changes made to the Original Plan was filed with the Bankruptcy Court (Docket No. 10811) and has been provided supplementally to the Staff concurrently with this letter. The majority of changes were made either in connection with an agreement reached with an ad hoc committee of the USG Debtors’ trade creditors or to clarify that the First Amended Plan leaves asbestos property damage claims and other litigation claims, except asbestos personal injury claims, unimpaired by reinstating such claims. Among other minor changes, the First Amended Plan increases the rate of post-petition interest payable to general unsecured creditors (“Class 6 Claims”) from the federal judgment rate of 3.59% to the agreed amount of 6.50%, resulting in approximately an additional $16.7 million of interest payable with respect to Class 6 Claims, assuming $115,000,000 in such claims. With respect to litigation claims, other than asbestos personal injury claims, and asbestos property damage claims, the First Amended Plan clarifies that these claims will be reinstated in accordance with the procedures set forth in the plan and that such claims will be entitled to interest required by applicable law. The First Amended Plan

USG Corporation

May 24, 2006

does not change the provisions relating to the Section 524(g) trust or the payments to be made to the trust.

Certain U.S. Federal Income Tax Consequences, page 55

5.	Please delete the term “certain” in your subheading and first sentence, in your table of contents, and on pages 5 and 13. Revise to refer to material U.S. federal income tax consequences.

In response to the Staff’s comments, the Company has revised the disclosure on pages i, 6, 14 and 44.

6.	Please delete the term “general” in the first sentence of the first paragraph, as it may suggest that cannot rely on the disclosure in this section.

In response to the Staff’s comments, the Company has revised the disclosure on page 44.

7.	Please make it clear which statements represent counsel’s opinion and identify counsel.

In response to the Staff’s comments, the Company has revised the disclosure on page 44.

Exhibit 8.1 – Tax Opinion

8.	Please revise in the second paragraph to clarify that counsel relied on factual representations made by USG.

In response to the Staff’s comments, the Company has filed a revised tax opinion from Jones Day as Exhibit 8.1 to the Registration Statement in which such counsel has revised the disclosure in the second paragraph of such opinion.

9.	It appears that counsel is using a short form tax opinion. If so, please have counsel revise to adopt the discussion in the prospectus as its opinion. It is not sufficient for counsel to merely opine that the statements regarding tax consequences are correct. Counsel must opine that the statements regarding tax consequences are counsel’s opinion.

In response to the Staff’s comments, the Company has filed a revised tax opinion from Jones Day as Exhibit 8.1 to the Registration Statement in which such counsel opines as to the matter identified as its opinion in the disclosure on page 44 in response to the Staff’s comment 7.

10.	We note the statement in the last sentence of the fifth paragraph. Please delete this statement or ensure that the opinion is dated as of the date the registration statement is declared effective.

USG Corporation

May 24, 2006

In response to the Staff’s comments, on the effective date of the Registration Statement, the Company intends to file a tax opinion from Jones Day dated as of the effective date and substantially in the form attached as Exhibit 8.1 to the Registrations Statement.

Form 10-K for the year ended December 31, 2005

Voluntary Reorganization under Chapter 11, page 3

11.	We note your response to prior comment 20 of our letter dated March 29, 2006 and have the following comments:
•	Please revise your disclosures in future filings, including your amended Form S-1, to clarify that, assuming the FAIR Act does not pass by the Trigger Date, there are no circumstances where, in future periods, you would be required to pay additional amounts to the trust (for example, if the $3.95 billion does not sufficiently cover legal fees, administrative costs, and settlement costs) or the trust would be required to return any surplus amounts to you.

In response to the first bullet point of the Staff’s comment, the Company has revised the disclosure on pages 9 and 24 to clarify that, except as described therein, the USG Debtors are not obligated under the First Amended Plan to pay additional amounts to the Section 524(g) trust. The Company intends to include such disclosure in future filings.

•	As previously requested, please supplementally reconcile your obligation of $3.95 billion if the FAIR Act does not pass by the Trigger Date with your obligation of $900 million if the FAIR Act passes by the Trigger Date. The reasons your obligation varies by over $3 billion, depending on whether the FAIR Act passes, remains unclear.

The Company is a company with healthy businesses that was forced to seek protection under chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) as a result of legacy liability for asbestos claims resulting from exposure to products that the Company’s subsidiary, United States Gypsum Company, sold 30 or more years ago. The Company’s purpose in filing for bankruptcy protection was to permanently resolve its asbestos liability by channeling all present and future asbestos personal injury claims to a trust that would pay the claims. The major disputed issue in the Company’s bankruptcy related to the amount that the Company would be required to pay into the trust to fund its asbestos personal injury liability. The Company believes that its asbestos liability is significantly less than the amount sought by the Official Committee of Asbestos Personal Injury Claimants (the “ACC”), which represents asbestos personal injury claimants in the Company’s bankruptcy proceedings.

The Company pursued two methods for determining its asbestos personal injury liability. First, Section 524(g) of the Bankruptcy Code gives the Company the ability, with the consent of 75% of the asbestos claimants, to create and fund an asbestos trust as part of its bankruptcy. The asbestos trust would assume liability for all present and future asbestos personal injury claims against the Company and its subsidiaries. The Company sought an estimation proceeding at which the federal district court would estimate the Company’s liability and, therefore, the

USG Corporation

May 24, 2006

amount necessary to fund its asbestos trust. Although that estimation proceeding had not yet occurred at the time the settlement described in the Registration Statement was reached, the ACC filed pleadings in the Company’s bankruptcy proceeding contending that the Company’s total asbestos personal injury liability had a net present value of $5.5 billion. The Company contended that this amount was significantly overstated when the merits of the claims against the Company were taken into account. In addition, the ACC contended that the Company was liable for the unfunded asbestos liabilities of A.P. Green Refractories Co. (“A.P. Green”), a former subsidiary. A.P. Green and certain of its affiliates have also sought protection under chapter 11 of the Bankruptcy Code in a separate proceeding.

The second potential vehicle for determining the Company’s asbestos liability is federal legislation called the Fairness in Asbestos Resolution Act of 2005 (the “FAIR Act”). The FAIR Act, if enacted, would create a national asbestos trust fund that would pay all present and future asbestos personal injury claims against all defendants in the United States. The trust would be funded by annual payments from asbestos defendants and insurers over a 30-year period pursuant to an allocation formula set forth in the statute. In the current version of the FAIR Act, the Company’s funding obligation would be approximately $58 million per year for thirty years. At a 6% discount rate, the net present value of this stream of base payments is approximately $850 million.

While pursuing both vehicles for determining its liability, the Company also sought a negotiated resolution that would bring its four-year-old bankruptcy proceeding to a conclusion. In attempting to negotiate a consensual resolution with the ACC, a major hurdle was uncertainty about the prospects for the FAIR Act and the different amounts that the Company might be required to pay to fund its asbestos liability under the FAIR Act and bankruptcy scenarios. The settlement with the ACC that was announced on January 30, 2006 and incorporated into the Company’s Original Plan and First Amended Plan resolves this issue by providing two different settlement amounts — one that reflects the Company’s liability if the FAIR Act is enacted in the current legislative session, and another, higher amount that assumes the FAIR Act is not enacted and the Company’s liability is resolved through the bankruptcy process. Under the settlement, the Company will create the Section 524(g) trust upon its emergence from bankruptcy and fund it with $900 million. If the FAIR Act is enacted, the Company’s funding obligations with respect to its Section 524(g) trust would be limited to the initial $900 million payment as described in the Registration Statement, which is approximately the amount that the Company would have had to pay into the national asbestos trust fund created by the FAIR Act. Alternatively, if the FAIR Act is not enacted, the Company’s funding obligation will be higher, reflecting the risks inherent in potential outcomes under the bankruptcy process. The significantly larger payment ($3.95 billion versus $900 million under the FAIR Act scenario) is a negotiated amount and reflects, among other factors, (1) the ACC’s contention that the Company’s asbestos personal injury liability exceeds $5.5 billion; (2) the possibility that the Company would face additional liability for claims involving A.P. Green (which would not be the case under the FAIR Act); and (3) the fact that under Section 524(g) of the Bankruptcy Code, any resolution would have to be approved by at least 75% of the asbestos claimants who vote, which would give the ACC disproportionate leverage in a Section 524(g) resolution.

USG Corporation

May 24, 2006

Using this structure, the Company was able to achieve an agreement that allows it to exit bankruptcy this year, preserves the economic benefits of the FAIR Act if it is enacted, and, if the FAIR Act is not enacted, achieves an acceptable settlement given the realities of the bankruptcy structure. Whether the Company is obligated to make the $900 million or $3.95 billion payment, after payment is made, the Company will have no further obligations with respect to asbestos personal injury claims.

Note 18. Litigation, page 70

12.	We note your response to prior comment 25 in our letter dated March 29, 2006, which provides the facts you considered in determining that the silica matters will not have a material impact on your financial statements. Revise your disclosure to include this information as it will allow readers to reconcile between your inability to estimate an accrual for any costs of resolution and your belief that this matter will not be material to your financial statements. In this regard, at a minimum, please disclose the following:
•	As of the Petition Date, only two of the ten silica personal injury lawsuits had been resolved, one without payment and one with a de minimis payment.
•	The additional 17 silica personal injury complaints were served after the bar date. Of these 17, the remaining three involve about 95 plaintiffs, none of whom have sought to lift the automatic stay to pursue their lawsuits.
•	Additional details regarding the nature of the significant defenses referred to in your disclosure.

The Company intends to include disclosure consistent with that shown below in future filings, where appropriate. The disclosure has been marked to show revisions to the disclosure included in the Annual Report.

Silica Litigation. During the 10 years prior to the Filing, ~~Debtor U.S. Gypsum was~~one or more of the Debtors had been named as a ~~defendant~~defendants in ~~approximately 10~~eleven lawsuits claiming personal injury from exposure to silica allegedly from ~~U.S. Gypsum products. The claims against U.S. Gypsum in silica~~Debtors’ products. In most of these cases, U.S. Gypsum was named as a defendant. As of the Petition Date, one of those cases had been resolved with payment, and U.S. Gypsum had obtained summary judgment in its favor in three of the cases. The silica-related personal injury lawsuits pending at the time of the Filing were stayed as a result of the Filing. Only one claimant filed a proof of claim alleging silica-related personal injury liability as of the bar date ~~in the Bankruptcy Case. However, it has been estimated that tens of thousands of silica personal injury lawsuits have been filed against other defendants nationwide in recent years.~~of January 15, 2003 in the Chapter 11 Cases.

USG Corporation

May 24, 2006

In the fourth quarter of 2004, after the bar date, U.S. Gypsum was served with 17 complaints involving more that 400 plaintiffs alleging personal injury resulting from exposure to silica. These complaints were filed in various Mississippi state courts, and each names from 178 to 195 defendants. None of these claimants filed proofs of claim in the bankruptcy case~~, and the dates of alleged injury are not specified in the state court complaints. However, U.S. Gypsum believes that the claims against it in these lawsuits should be stayed as a result of the Filing.~~, The filed complaints do not indicate when the claimants became aware of their alleged silica-related injury, and, therefore, it is not known whether these claimants should have filed proofs of claim by the bar date. In the third quarter of 2005, 14 of these complaints, involving 392 plaintiffs, were voluntarily dismissed without prejudice to refile. ~~The Corporation does not have sufficient information to estimate the likely cost of resolving the pending silica claims. However, the Corporation believes that it has significant defenses to these claims if they are allowed to proceed.~~ The remaining three complaints (of the 17 complaints filed in late 2004) involve about 95 plaintiffs, none of whom has sought to lift the automatic stay or otherwise pursue their lawsuits against U.S. Gypsum. The Corporation has provided notice of these 17 recent complaints to its insurance carriers. The ~~Proposed~~ Plan ~~will provide~~provides that ~~the one~~any silica claimant whose claim arose before the Petition Date and who timely filed a proof of claim ~~in the Debtors’ bankruptcy proceedings~~ will have ~~his~~their claim resolved in ~~those proceedings~~the Bankruptcy Court or other ~~forum~~court, where appropriate. Silica-related claims that arose after the Petition Date will be resolved in the forum where such claims were filed.

The Corporation does not have sufficient information to estimate the likely cost of resolving the pending silica claims. However, it is the Corporation’s view ~~believes~~ that these silica matters, including the pending state court complaints, will not have a material impact on its financial position, cash flows or results of operations. This belief is based upon, among other things, the Corporation’s litigation experience regarding silica claims, evaluation of the Corporation’s products, and the current litigation environment involving silica personal injury claims, including increased judicial scrutiny of suspect practices used to generate silica claims and tort reform legislation impacting silica claims enacted in major states such as Texas.

* * * * *

USG Corporation

May 24, 2006

Please do not hesitate to call me (312-269-4154) or Charles T. Haag (202-879-3468) in our Washington office if you wish to discuss this amendment.

Very truly yours,

/s/ Timothy J. Melton

Timothy J. Melton

Enclosures

cc:	Lesli Sheppard
Melissa Rocha
Nilima Shah
Securities and Exchange Commission

J. Eric Schaal
Ellis A. Regenbogen
Richard H. Fleming
Stanley L. Ferguson
USG Corporation

Charles T. Haag
Jones Day